PROSPECTUS SUPPLEMENT NO. 1                                   Filed pursuant to
(TO PROSPECTUS DATED OCTOBER 17, 1997)                    Rule 424(b)(3) and (c)
                                                  Commission File No. 333-36673



                                2,626,000 SHARES
                           INSITE VISION INCORPORATED
                                  COMMON STOCK


         This Prospectus Supplement (this "Supplement") relates to the offer and sale by certain persons listed herein under "Selling Stockholders" (collectively, the "Selling Stockholders") of a maximum of 2,626,000 shares (collectively, the "Shares") of Common Stock, par value $0.01 per share (the "Common Stock"), of InSite Vision Incorporated (the "Company") consisting of shares of Common Stock to be issued from time to time to the Selling Stockholders upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Shares"). It also relates, pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), to such presently indeterminate number of additional Shares as may be issuable upon conversion of the Preferred Shares or as a result of stock splits, stock dividends, a premium payable on the Preferred Shares in Common Stock and antidilution provisions. The Preferred Shares were originally issued in a private placement consummated in September 1997. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated October 17, 1997, as amended and supplemented to date (the "Prospectus"). All capitalized terms used but not defined in this Supplement shall have the meanings given them in the Prospectus.


                              SELLING STOCKHOLDERS


          In June 1998, the Company was informed that one of the Selling Stockholders, Proprietary Convertible Investment Group, Inc. ("Proprietary"), changed its name to Marshall Capital Management, Inc. ("Marshall"). Accordingly, such entity is incorrectly named in the Prospectus. Set forth below, to the Company's knowledge, is a restatement of the table of Selling Stockholders set forth in the Prospectus.

         The Company has no basis for knowledge of any sales of the Shares by any Selling Stockholder that may have taken place subsequent to the date of the Prospectus. Therefore, the following table sets forth certain information, as of October 17, 1997, the date of the Prospectus, with respect to the number of shares of Common Stock owned by each of the Selling Stockholders and as adjusted to give effect to the sale of the Shares offered by the Prospectus. The Shares have been registered to permit public secondary trading of the Shares, and the Selling Stockholders may offer the Shares for resale from time to time.

         The Company has agreed to register a specified number of Shares for resale by the Selling Stockholders. The number of Shares shown in the following table as being offered by the Selling Stockholders does not include such presently indeterminate number of shares of Common Stock as may be issuable upon conversion of or otherwise with respect to the Preferred Shares in accordance with the terms of the Company's Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware as of September 11, 1997 (the "Certificate"), but which shares are, in accordance with Rule 416 under the Securities Act, included in the Registration Statement of which the Prospectus and this Supplement form a part.

         The Shares covered by this Supplement and the Prospectus may be offered from time to time by the Selling Stockholders named below:

                                                                                                     OWNERSHIP
                                                                           NUMBER OF             AFTER OFFERING(1)
                                                NUMBER OF SHARES            SHARES             ---------------------
        NAME AND ADDRESS OF                           OWNED                  BEING                    NUMBER OF
       SELLING STOCKHOLDERS                 PRIOR TO OFFERING (1)(2)        OFFERED              SHARES      PERCENT
       --------------------                 ------------------------     -------------         ----------   --------
Capital Ventures International                       555,555                 555,555                   0       0%
  c/o Heights Capital Management
  425 California Street
  Suite 1100
  San Francisco, CA  94104

Marshall Capital Management, Inc.                    446,428                 446,428                   0       0%
  11 Madison Avenue
  New York, NY  10010

Special Situations Private Equity Fund, L.P.         327,381                 327,381                   0       0%
  153 East 53rd Street
  Fifty-First Floor
  New York, NY  10022

Hull Overseas, Ltd.                                   39,682                  39,682                   0       0%
  Charlotte House
  Charlotte Street
  Nassau, Bahamas

Banque du Credit Agricole                             19,841                  19,841                   0       0%
  40 Hull Capital Corp.
  152 West 5th Street
  New York, NY  10019

William Blair & Company LLC(3)                        13,888                  13,888                   0       0%
  222 West Adam Street
  Suite 3300
  Chicago, IL  60606

     Total                                         1,402,775               1,402,775

-----------
(1) Percentage of beneficial ownership is calculated assuming 13,175,504 shares of Common Stock were outstanding as of September 12, 1997, the date of the closing of sale of the Preferred Shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of September 12, 1997, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.
(2) Represents the pro-rata allocation of the number of shares of Common Stock issuable upon conversion of the Preferred Shares calculated using an assumed conversion price of $5.04 (the "Fixed Conversion Price" set forth in the Certificate, as of the date of the Certificate). The conversion price has fluctuated and could continue to fluctuate from time to time based on changes in the closing sale price of the Common Stock as reported by The American Stock Exchange. The actual number of shares of Common Stock issuable upon conversion of the Preferred Shares will equal (i) the aggregate stated value of the Preferred Shares then being converted ($1,000 per share) plus a premium in the amount of 6% per annum accruing from September 12, 1997 through the date of conversion, divided by (ii) a conversion price equal to the lower of $2.127 (the "Fixed Conversion Price" as of the date hereof) or the product of the average of the lowest closing bid prices for the Common Stock for any five (5) trading days during the twenty-two (22) consecutive trading day period immediately preceding the date of conversion multiplied by a conversion percentage equal to (A) 90% if the conversion occurs prior to June 10, 1998, (B) 87.5% if the conversion occurs on or after June 10, 1998 and prior to September 13, 1998, (C) 85% if the conversion occurs on or after September 13, 1998 and prior to December 7, 1998, or (D) 82.5% if the conversion occurs on or after December 7, 1998. For a complete description of the relative rights, preferences, privileges, powers and restrictions of the Preferred Shares, see the Certificate attached as Exhibit 4.1 to the Registration Statement of which the Prospectus and this Supplement form a part. Except under certain limited circumstances, no holder of the Preferred Shares is entitled to convert or exercise such securities to the extent that the shares to be received by such holder upon such conversion or exercise would cause such holder to beneficially own more than 4.9% of the Common Stock. In the event that the Company fails to so convert any Preferred Shares, the holders of the Preferred Shares shall have redemption rights and additional remedies as set forth in the Certificate.

                                       2.

(3) Represents shares issuable upon exercise of a warrant to acquire 70 Preferred Shares issued to WB & Co. as a finder's fee in connection with the Agreement. The exercise price equals the stated value of the Preferred Shares, $1,000 per share, and the term of the warrant is three years from the closing of the sale of the Preferred Shares.


          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 15, 1998

                                       3.